UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MICROCHIP TECHNOLOGY INCORPORATED (Exact Name Of Registrant As Specified In Its Charter)

Delaware	0-21184	86-0629024
(State Or Other Jurisdiction Of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2355 West Chandler Boulevard, Chandler, Arizona 85224-6199
(Address of Principal Executive Offices) (Zip Code)

J. Eric Bjornholt, Vice President, Chief Financial Officer (480) 792-7200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.
Introduction
This Specialized Disclosure Report on Form SD is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"). Rule 13p-1 was adopted by the United States Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose products contain conflict minerals necessary to the functionality or production of their products. Conflict Minerals are defined by Rule 13p-1 as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.

Company Overview
MICROCHIP TECHNOLOGY INCORPORATED develops, manufactures, contracts to manufacture and sells specialized semiconductor products used by its customers in a wide variety of embedded control applications. Our product portfolio is comprised of general purpose and specialized 8-bit, 16-bit, and 32-bit PIC® microcontrollers and 16-bit dsPIC® digital signal controllers, most of which feature on-board Flash (reprogrammable) memory technology. In addition, we design, manufacture, contract to manufacture, and sell a broad spectrum of high-performance linear, mixed-signal, power management, thermal management, RF, safety and security, and interface devices, as well as serial EEPROMs, Serial Flash memories, Parallel Flash memories and serial SRAM memories. We also license Flash-IP solutions that are incorporated in a broad range of products. Our synergistic product portfolio targets thousands of applications worldwide and a growing demand for high-performance designs in the automotive, communications, computing, consumer and industrial control markets.
Microchip Technology Incorporated was incorporated in Delaware in 1989. In this Form SD, "we," "us," and "our" each refers to Microchip Technology Incorporated and its subsidiaries. Our executive offices are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199 and our telephone number is (480) 792-7200.
Our Internet address is www.microchip.com. This Form SD and the accompanying Conflict Minerals Report ("CMR") will be posted on our website as soon as reasonably practicable after it is electronically filed with or furnished to the Securities and Exchange Commission. All of our SEC filings available on our website are free of charge. The information on our website is not incorporated into this Form SD.
Section 1 – Conflict Minerals Disclosures
Item 1.01     Conflict Minerals Disclosure and Report
Our Products
Our strategic focus is on embedded control solutions, including:
1.Microcontrollers
2.Analog, interface and mixed signal products
3.Memory products
4.RF Modules and touch screen controller boards
5.Development tools
6.Technology licensing
A more detailed discussion of our product categories and the products relating to each category for calendar year 2013 are contained in our Annual Reports for fiscal year 2013 (filed on May 30, 2013) and fiscal year 2014 (filed on May 30, 2014). Microchip acquired Supertex, Inc. ("Supertex") on April 1, 2014 and is hereby making a good faith effort to meet the prior disclosure requirements of Supertex in this filing based on the diligence conducted by Supertex and disclosed to us. For purposes of this report, Supertex products which include high voltage analog and mixed-signal products, are considered to be included in our Category 2 above, and any associated development tools are considered to be in our Category 5 above. A more detailed discussion of Supertex products for calendar year 2013 is contained in the Supertex Annual Report (filed June 13, 2013).

Microchip and Supertex product Categories 1, 2, 3, and 4 above are components incorporated into the respective customers’ products. Category 5 is research and application development tools used by design engineers to design and test electronic products. Category 6, technology licensing, is not a physical product. Conflict minerals are not relevant to Category 6.
For purposes of conflict minerals activities and reporting, we have categorized Microchip Products as:

Conflict Minerals Disclosure Category	Conflict Minerals Product Description	Annual Report Product Description
A
Integrated circuits including touch screen controller ICs (e.g. PIC®Microcontrollers, dsPIC® digital signal controllers, touch and gesture sensing solutions, analog and interface, RF front end products, wireless audio, USB and wireless solutions, embedded security products, memory products, medical electronics, LED drivers, printer/EL drivers, printer/EL drivers, telecommunications, general industrial.)
		1, 2 and 3
B	RF modules and touch screen controller boards	4
C	R&D application development printed circuit boards and system kits	5
We conducted an analysis of Microchip products and found that small quantities of tin, tantalum, tungsten and/or gold ("3TG"), necessary to their functionality or production, are found in substantially all Microchip products (Categories A, B and C).
Reasonable Country of Origin Inquiry
Microchip’s reasonable country of origin inquiries included a communication requesting completion of the EICC-GeSI conflict minerals reporting template ("EICC-GeSI template") and an educational and instructional document sent to relevant material suppliers and contract manufacturers as more fully described in Exhibit 1.02.
For all product categories, we have been unable to determine the origin of the 3TG that our products contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin. Our suppliers reported at broad levels, often at the company or large product family level. None of our suppliers identified which entities sourced Microchip products and none of our suppliers reported that all entities identified on their EICC-GeSI templates sourced Microchip products. In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), Microchip has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publically available Internet site at (www.microchip.com) under About Us/Investor Relations.

Item 1.02     Exhibit
Microchip files, as an exhibit to this Form SD, the Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013 required by Item 1.01.
Section 2 – Exhibits
Item 2.01     Exhibits
Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2014	Microchip Technology Incorporated

By: /s/ J. Eric Bjornholt
J. Eric Bjornholt Vice President, Chief Financial Officer (Principal Accounting and Financial Officer)

EXHIBITS

Exhibit No.    Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD